SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Safety-Kleen Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     78648R
                                 (CUSIP Number)


                                 Ivan R. Cairns
                     Senior Vice-President & General Counsel
                                  Laidlaw Inc.
                             3221 North Service Road
                           Burlington, Ontario L7R 3Y8
                                 (905)-336-1800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 1999
             (Date of Event which Requires Filing of this Statement)


                          If the filing person has previously filed a
            statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                          Check the following box if a fee is being paid
            with the statement: [ ]


                                Page 1 of 6 Pages

CUSIP Number 78648R                                           Page 2 of 6 Pages
                                  SCHEDULE 13D
------------- -----------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LAIDLAW INC.
              NOT APPLICABLE - CANADIAN
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*
              (a)   [ X ]               (b)   [    ]
------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             SOURCE OF FUNDS*

------------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

------------- -----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OR ORGANIZATION
              CANADA
------------- -----------------------------------------------------------------
NUMBER OF               7   SOLE VOTING POWER
                            0
SHARES          ----------  ---------------------------------------------------
                        8   SHARED VOTING POWER
BENEFICIALLY                43,846,287*
                ----------  ---------------------------------------------------
OWNED BY EACH           9   SOLE DISPOSITIVE POWER
                            0
REPORTING       ----------  ---------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
PERSON WITH                 43,846,287*
------------- -----------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
------------- -----------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
------------- -----------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0
------------- -----------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
------------- -----------------------------------------------------------------
     *Laidlaw Inc. may be deemed to be the beneficial owner of the Common Shares beneficially owned by Laidlaw Finance (Barbados) Ltd. Such securities have been included in rows 8 and 10 but excluded from row 11 to avoid double counting of the aggregate number of Common Shares owned by the Reporting Persons.

CUSIP Number 78648R                                           Page 3 of 6 Pages
                                  SCHEDULE 13D
------------- -----------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LAIDLAW INVESTMENTS LTD.
              NOT APPLICABLE - ONTARIO
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*
              (a)   [ X ]               (b)   [    ]
------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             SOURCE OF FUNDS*

------------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
------------- -----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OR ORGANIZATION
              ONTARIO
------------- -----------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   0
                ----------  ---------------------------------------------------
SHARES
                        8   SHARED VOTING POWER
BENEFICIALLY                43,846,287*
                ----------  ---------------------------------------------------
OWNED BY EACH
                        9   SOLE DISPOSITIVE POWER
REPORTING                   0
                ----------  ---------------------------------------------------
PERSON WITH             10  SHARED DISPOSITIVE POWER
                            43,846,287*
------------- -----------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
------------- -----------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
------------- -----------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0
------------- -----------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
------------- -----------------------------------------------------------------
     *Laidlaw Investments Ltd. may be deemed to be the beneficial owner of the Common Shares beneficially owned by Laidlaw Finance (Barbados) Ltd. Such securities have been included in rows 8 and 10 but excluded from row 11 to avoid double counting of the aggregate number of Common Shares owned by the Reporting Persons.

CUSIP Number 78648R                                            Page 4 of 6 Pages
                                  SCHEDULE 13D
------------- -----------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LAIDLAW FINANCE (BARBADOS) LTD.
              NOT APPLICABLE - BARBADOS
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*
              (a)   [ x ]               (b)   [  ]
------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             SOURCE OF FUNDS*

------------- -----------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
------------- -----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OR ORGANIZATION
              BARBADOS
------------- -----------------------------------------------------------------
NUMBER OF               7   SOLE VOTING POWER
                            43,846,287
SHARES          ----------  ---------------------------------------------------
                        8   SHARED VOTING POWER
BENEFICIALLY                 0
                ----------  ---------------------------------------------------
OWNED BY EACH           9   SOLE DISPOSITIVE POWER
                            43,846,287
REPORTING       ----------  ---------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
PERSON WITH                 0
------------- -----------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              43,846,287
-------------   ---------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
------------- -----------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43.6%
------------- -----------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
------------- -----------------------------------------------------------------

CUSIP Number 78648R                                           Page 5 of 6 Pages


               This Amendment No. 3 to the Schedule 13D (the "Schedule 13D") filed by Laidlaw Inc. with respect to Shares of Common Stock of Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements the Schedule 13D as set forth below. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and supplemented.

Item 1.        Security and Issuer
               -------------------
               This statement relates to the Common Stock, par value $1.00 per share of Safety-Kleen, formerly Laidlaw Environmental Services, Inc., the principal executive offices of which are: 1301 Gervais Street, Columbia, SC 29201.

Item 4.        Purpose of transaction
               ----------------------
               Item  4  is  hereby  amended  and   supplemented  by  adding  the
following:
               Laidlaw has announced that it plans to actively seek a buyer for its 44% common equity interest in Safety-Kleen.

Item 7.        Material to be filed as exhibits
               --------------------------------
               Item  7  is  hereby  amended  and   supplemented  by  adding  the
following:
               Exhibit F: Press Release issued September 13, 1999.

CUSIP Number 78648R                                            Page 6 of 6 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          LAIDLAW INC.


                                          By:  /s/ Ivan R. Cairns
                                             ------------------------
                                          Ivan R. Cairns
                                          Senior Vice-President
                                          & General Counsel



                                          LAIDLAW INVESTMENTS LTD.


                                          By:  /s/ Ivan R. Cairns
                                             ------------------------
                                          Ivan R. Cairns, Senior Vice-President



                                          LAIDLAW FINANCE (BARBADOS) LTD.


                                          By:  /s/ Jeffrey Cassell
                                             ------------------------
                                          Jeffrey Cassell, Director

                                    Exhibit F

                Laidlaw To Focus On Bus Passenger Transportation;
                      Exit U.S. Healthcare Industry through
               Divestiture of American Medical Response and EmCare


Burlington, Ontario...September 13, 1999. Laidlaw Inc. (NYSE:LDW; TSE and ME:LDM) has announced it plans to focus on its highly successful bus passenger transportation businesses and divest its U.S. healthcare operations. As well, the company plans to actively seek a buyer for its 44% common equity interest in Safety-Kleen Corp. (NYSE:SK), the Columbia, South Carolina-based industrial services provider.

Laidlaw is the largest bus company in North America and has significant opportunities for further growth. With the company's current stock price providing little or no recognition of the substantial underlying value of its healthcare businesses, the company believes shareholder value will be better served by proactively taking steps to realize value for those businesses and dedicating the company's resources to enhancing its intercity, school and municipal bus operations.

Laidlaw's healthcare operations consist of American Medical Response and EmCare. American Medical Response is the largest provider of emergency and non-emergency ambulance services in the U.S. with estimated fiscal 1999 revenue of $1 billion. EmCare is a leading U.S. provider of physician practice management services in hospital emergency departments with estimated fiscal 1999 revenue of $475 million.

As a result of this changed strategy, effective with the reporting of its fiscal year ended August 31, 1999, the company will reflect results from its ambulance and emergency department management services as discontinued operations held for divestiture. Sales of the healthcare businesses and the interest in Safety-Kleen are expected to take place over the next six to twelve months and realize net proceeds in excess of $2 billion. These funds will be used to substantially reduce the company's debt and support the growth of Laidlaw's core bus transportation businesses. The company will provide for an anticipated book loss on the sale of its healthcare businesses of approximately $1 billion ($3.03 per share) at its 1999 fiscal year end. The gain to be achieved in the sale of its interest in Safety-Kleen will be recorded at the time such sale occurs. Laidlaw has engaged Merrill Lynch & Co., Inc. to assist the company in these divestitures.

Commenting on the new strategy, Laidlaw's president & CEO, James R. Bullock, said,

         "Obviously, the past year in the U.S. healthcare industry has been extremely difficult for all participants, including Laidlaw. Although the restructuring of American Medical Response, which began in early spring, is taking hold and will deliver improving results, we do not believe AMR and EmCare have been or will be attributed appropriate value as part of Laidlaw's business portfolio.

         "Selling these assets will unlock value not presently reflected in our share price, dramatically improve our balance sheet and provide us with the liquidity for expansion opportunities in our bus businesses. The Laidlaw story will be greatly simplified as we focus on expanding our position as North America's largest provider of specialty bus services."

Laidlaw is North America's largest provider of school busing, intercity and municipal transit, patient transportation and emergency department management services.

This news release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are competitive pressures, changes in pricing policies, business conditions in the marketplace, general economic conditions and the risk factors detailed from time to time in the company's periodic reports and registration statements filed with the Securities and Exchange Commission.

                                     - 30 -
Contact: 800-563-6072
                 Laidlaw Inc.
                 J.R. Bullock    President & CEO  ext. 201
                 T.A.G. Watson   Vice President, Communications  ext. 309

                 Website:        www.laidlaw.com
                                 ---------------